UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                        PAREXEL INTERNATIONAL CORPORATION
                                (Name of Issuer)

                           Common Stock,$.01 Par Value
                         (Title of Class of Securities)

                                    699462107
                                 (CUSIP Number)

                               Jeffrey S. Hurwitz
                                  Covance Inc.
                               210 Carnegie Center
                           Princeton, New Jersey 08540
                            Telephone: (609) 452-4440
                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                                 Communications)

                                    Copy to:

                              Creighton O'M. Condon
                               Shearman & Sterling
                              599 Lexington Avenue
                            New York, New York 10022
                            Telephone: (212) 848-4000

                                 April 28, 1999
             (Date of Event which Requires Filing of this Statement)
 -------------------------------------------------------------------------------

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

CUSIP No. 699462107

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person
                  Covance Inc.
         -----------------------------------------------------------------------
                  I.R.S. Identification No. 22-3265977
         -----------------------------------------------------------------------

(2)      Check the Appropriate Box if a Member of Group (See Instructions)

|_|      (a)
                 ---------------------------------------------------------------

|_|      (b)
                 ---------------------------------------------------------------

(3)      SEC Use Only
                      ----------------------------------------------------------

(4)      Sources of Funds (See Instructions) OO
                                             -----------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).

|_|
         -----------------------------------------------------------------------

(6)      Citizenship or Place of Organization Delaware
                                             -----------------------------------
------
Number of         (7)      Sole Voting Power   4,992,311*
Shares                                        ----------------------------------
Beneficially               -----------------------------------------------------
Owned by          (8)      Shared Voting Power
Each                                           ---------------------------------
Reporting                  -----------------------------------------------------
Person            (9)      Sole Dispositive Power    4,992,311*
With                                             -------------------------------
------                     -----------------------------------------------------
                 (10)      Shared Dispositive Power
                                                    ----------------------------
                           -----------------------------------------------------

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                     -----------

(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)
|_|
         -----------------------------------------------------------------------

(13)     Percent of Class Represented by Amount in Row (11)
           19.9% of the Issuer's common stock (see footnote)
         -----------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions) CO
                                                    ----------------------------

--------
* Pursuant to a certain stock option agreement dated as of April 28, 1999 between Covance Inc. ("Covance") and PAREXEL International Corporation (the "Issuer") (the "Option Agreement") and described in Item 4 of this Schedule 13D, upon the occurrence of certain events specified in the Option Agreement, Covance may acquire up to 19.9% of the issued and outstanding shares of common stock of the Issuer at the time of exercise. Since the exact number of shares of Issuer common stock for which the Option may become exercisable cannot be determined until the time of exercise, 4,992,311 shares of common stock purchaseable was used for purposes of this report and is a number equal to 19.9% of the shares of Issuer common stock issued and outstanding as of April 27, 1999. The Stock Option Agreement is included as Exhibit 4.1 to this Schedule
13D and incorporated herein by reference.

CUSIP NO. 699462107                                                 SCHEDULE 13D

         Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Covance Inc. that it is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 1.           Security and Issuer

         This statement on Schedule 13D relates to the Common Stock (the "Issuer Common Stock"), $.01 par value per share, of PAREXEL International Corporation, a Massachusetts corporation (the "Issuer"). The principal executive offices of the Issuer are located at 195 West Street, Waltham, MA 02154.

Item 2.           Identity and Background.

         The name of the person filing this statement is Covance Inc., a Delaware corporation ("Covance").

         The address of the principal office and principal place of business of Covance is 210 Carnegie Center, Princeton, NJ 08540. The principal business of Covance is the provision of clinical research and development services to the worldwide pharmaceutical, biotechnology and medical device industries.

         Set forth in Schedule I attached hereto is a list of each of Covance's directors and executive officers, as of the date hereof, their respective citizenship and the name, principal business and address of any corporation or other organization in which their employment is conducted.

         During the past five years, neither Covance nor, to Covance's knowledge, any person named in Schedule I to this Schedule 13D, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Also, during the past five years, neither Covance nor, to Covance's knowledge, any person named in Schedule I to this Schedule 13D, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.           Source and Amount of Funds.

         Pursuant to an Agreement and Plan of Merger dated as of April 28, 1999 (the "Merger Agreement") among Covance, the Issuer and CCJ Holding Corp. ("Merger Sub"), and subject to the conditions set forth therein (including applicable stockholder and regulatory approvals), Merger Sub will be merged with and into the Issuer in accordance with the Merger Agreement (the "Merger"). At the effective time of the Merger (the "Effective Time"), the Issuer will

CUSIP NO. 699462107                                                 SCHEDULE 13D

become a wholly owned subsidiary of Covance and each share of the Issuer Common Stock, $.01 par value per share ("PAREXEL Common Stock"), other than shares held in the Issuer's treasury, owned by Covance or any wholly owned subsidiary of Covance or of the Issuer, or held by stockholders of the Issuer who exercise their appraisal rights under Massachusetts law, will be converted into the right to receive 1.184055 shares (the "Exchange Ratio") of Covance's common stock, $.01 par value per share ("Covance Common Stock"). The description of the Merger and the Merger Agreement contained in this Schedule 13D are qualified in their entirety by reference to the copy of the Merger Agreement included as Exhibit
2.1 to this Schedule 13D and incorporated herein by reference.

         This statement on Schedule 13D relates to an option granted to Covance by the Issuer to purchase shares of Issuer Common Stock upon the occurrence of certain events as described in Item 4 below.

Item 4.           Purpose of Transaction.

         (a) - (b) As described more fully in Item 3 above, this statement on
Schedule 13D relates to the Merger of Merger Sub with and into the Issuer, with the Issuer becoming a wholly owned subsidiary of Covance. In addition, Covance will assume certain of the Issuer's stock plans and stock option agreements as of the effective time of the Merger (the "Effective Time").

         The Merger Agreement contains representations and warranties on the part of Covance, the Issuer and Merger Sub, and the consummation of the Merger is subject to closing conditions, including, without limitation, approval by the stockholders of Covance and the Issuer. The Merger Agreement also contains covenants regarding the activities of the parties pending consummation of the Merger. Generally, each of the parties must conduct its business in the ordinary course consistent with past practice. In certain circumstances, upon a termination of the Merger Agreement a cash termination fee and expenses are required to be paid.

         The foregoing summary of the Merger is qualified in its entirety by reference to the copy of the Merger Agreement included as Exhibit 2.1 to this
Schedule 13D and incorporated herein by reference.

         As an inducement to Covance to enter into the Merger Agreement, Covance and the Issuer entered into a stock option agreement dated as of April 28, 1999 (the "Stock Option Agreement"). The Stock Option Agreement grants Covance an irrevocable option (the "Option") to purchase, under certain conditions, up to 19.9% of the issued and outstanding shares of Issuer Common Stock at the time of the exercise at a purchase price of $31.19 per share (the "Option Shares"), subject to adjustment in the event of changes in the Issuer's capitalization. Covance may exercise the Option, once and only once, in whole or in part, at any time after the occurrence of an Exercise Event (as defined below); provided however, the Option will terminate and be of no further force or effect upon the earliest to occur of (i) the consummation of the Merger and (ii) nine (9) months after the occurrence of an Exercise Event

CUSIP NO. 699462107                                                 SCHEDULE 13D

(unless prior thereto the Stock Option will have been exercised in respect to all Option Shares) and (iii) the termination of the Merger Agreement other than a termination that gives rise to an Exercise Event. An "Exercise Event" means the termination of the Merger Agreement under any circumstances where a Company Alternative Transaction Fee, as defined in the Merger Agreement, (i) has become payable by the Issuer to Covance or (ii) would become payable by the Issuer to Covance if within nine months of such termination of the Merger Agreement, the Issuer enters into a definitive agreement with any third party with respect to a Company Acquisition Proposal, as defined in the Merger Agreement or a transaction with respect to a Company Acquisition Proposal is consummated by any third party.

         The foregoing summary of the Option is qualified in its entirety by reference to the copy of the Stock Option Agreement included as Exhibit 4.1 to this Schedule 13D and incorporated herein by reference.

         (c) Not applicable.

         (d) In accordance with the Merger Agreement, immediately following the Effective Time, Covance will increase the number of directors serving on its Board of Directors from eight to thirteen, eight of whom will be directors appointed by Covance and five of whom will be appointed by the Issuer. In addition, in accordance with the Merger Agreement, immediately following the Effective Time, the current Chairmen of Covance and the Issuer will serve as Co-Chairmen of Covance, the current Chief Executive Officer of Covance will serve as Chief Executive Officer of Covance and the current Chief Executive Officer of the Issuer will serve as President of Covance.

         (e) - (f) Other than as a result of the Merger described in Item 3 above, not applicable.

         (g) Not applicable.

         (h) - (i) Other than as a result of the Merger described in Item 3 above, not applicable.

         (j) Other than as described above, Covance currently has no plan or proposals which relate to, or may result in, any of the matters listed in Items 4(a) - (j) of Schedule 13D.

Item 5.           Interest in Securities of the Issuer.

         (a) - (b) If the Option becomes exercisable, Covance will have the right to acquire up to 19.9% of the issued and outstanding shares of Issuer Common Stock at the time of exercise. Since the exact number of shares of Issuer Common Stock for which the option may become exercisable cannot be determined until the time of exercise, 4,992,311 shares of Issuer Common Stock purchaseable was used for purposes of this report and is a number equal to 19.9% of the shares of common stock issued and outstanding as of April 27, 1999. Based

CUSIP NO. 699462107                                                 SCHEDULE 13D

on the shares of Issuer Common Stock issued and outstanding as of April 27, 1999, if Covance exercises the Option, it would have sole voting and dispositive power over such shares, and such shares would constitute approximately 17% of the issued and outstanding Issuer Common Stock after giving effect to the exercise of the Option.

         To Covance's knowledge, no shares of Issuer Common Stock are beneficially owned by any of the persons named in Schedule I.

         (c) Neither Covance, nor, to Covance's knowledge, any person named in
Schedule I, has effected any transaction in the Issuer Common Stock during the past 60 days.

         (d) Not applicable.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

         Other than as described herein and in the Merger Agreement and other agreements contemplated thereby, to Covance's knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.           Materials to be Filed as Exhibits


                      Exhibit No.               Description
                      -----------               -----------

                         2.1 Agreement and Plan of Merger dated as of April 28, 1999 among Covance, Inc., CCJ Holding Corp. and PAREXEL International Corporation (Incorporated by reference to
                                     Exhibit 2.1 to the Covance's Current Report on Form 8-K filed on May 4, 1999).

                         4.1 Stock Option Agreement, dated as of April 28, 1999, between Covance Inc., as grantee, and PAREXEL International Corporation, as issuer (Incorporated by reference to
                                     Exhibit 4.1 to the Covance's Current
                                     Report on Form 8-K filed on May 4, 1999).

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 20, 1999                         COVANCE INC.


                                            By /s/ Jeffrey S. Hurwitz
                                               ---------------------------------
                                                 Name:     Jeffrey S. Hurwitz
                                                 Title:    Corporate Senior Vice
                                                           President

                                   SCHEDULE I


         Name                     Business Address                Principal Occupation or         Citizenship
                                                                        Employment
         ----                     ----------------                -----------------------         -----------

Christopher A.             Covance Inc.                    Chairman of the Board, President       U.S.
Kuebler                    210 Carnegie Center             and Chief Executive Officer
                           Princeton, NJ 08540

Robert M. Baylis           Covance Inc.                    Director                               U.S.
                           105 Rowayton Avenue
                           Rowayton, CT 06853

Van C. Campbell            Corning                         Vice Chairman                          U.S.
                           One Riverfront Plaza
                           Corning, NY 14831-0001

Irwin Lerner               Covance Inc.                    Director                               U.S.
                           210 Carnegie Center
                           Princeton, NJ 08540

J. Randall                 GTE Corporation                 Executive Vice President - Human       U.S.
MacDonald                  1255 Corporate Drive            Resources and Administration
                           Irving, TX 75038

Nigel W. Morris            Capital One Financial           President and Chief Operating          U.K.
                           Corporation                     Officer
                           2980 Fairview Park Drive
                           Suite 1300
                           Falls Church, VA 22042

Kathleen G.                Northwestern Memorial           Executive Vice President and           U.S.
Murray                     Corporation                     Chief Operating Officer
                           251 E. Huron
                           Feinberg Pavilion
                           3rd Floor - Room 708
                           Chicago, IL 60611

William C.                 Covance Inc.                    Director                               U.S.
Urghetta                   210 Carnegie Center
                           Princeton, NJ 08540

Richard J.                 Covance Inc.                    Corporate Senior Vice President        U.S.
Andrews                    210 Carnegie Center             and President of the Client
                           Princeton, NJ 08540             Relations Group - Europe

Michael Giannetto          Covance Inc.                    Corporate Vice President and           U.S.
                           210 Carnegie Center             Controller
                           Princeton, NJ 08540

Charles C.                 Covance Inc.                    Corporate Senior Vice President        U.S.
Harwood, Jr.               210 Carnegie Center             and Chief Financial Officer
                           Princeton, NJ 08540

Jeffrey S. Hurwitz         Covance Inc.                    Corporate Senior Vice President,       U.S.
                           210 Carnegie Center             General Counsel and Secretary
                           Princeton, NJ 08540

Paul H. Sartori,           Covance Inc.                    Corporate Senior Vice President,       U.S.
Ph.D.                      210 Carnegie Center             Human Resources
                           Princeton, NJ 08540

James D.                   Covance Inc.                    Corporate Senior Vice President        U.S.
Utterback                  210 Carnegie Center             and President of the Client
                           Princeton, NJ 08540             Relations Group - North America
                                                           and Asia

         Name                      Business Address                Principal Occupation or         Citizenship
                                                                         Employment
         ----                      ----------------                -----------------------         -----------
Michael G.                  Covance Inc.                    Corporate Senior Vice President        U.S.
Wokasch                     210 Carnegie Center             and Group President, Early
                            Princeton, NJ 08540             Development Services


                                  EXHIBIT INDEX




                      Exhibit No.               Description
                      -----------               -----------

                           2.1 Agreement and Plan of Merger dated as of April 28, 1999 among Covance, Inc., CCJ Holding Corp. and PAREXEL International Corporation (Incorporated by reference to
                                     Exhibit 2.1 to the Covance's Current Report on Form 8-K filed on May 4, 1999).
                           4.1 Stock Option Agreement, dated as of April 28, 1999, between Covance Inc., as grantee, and PAREXEL International Corporation, as issuer (Incorporated by reference to
                                     Exhibit 4.1 to the Covance's Current
                                     Report on Form 8-K filed on May 4, 1999).